Ex· ,

U.S. Securities and Exchange Commission
Washington, D.C. 20549

MAR 2 5 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

03016988

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

FoR 3/25/03
Current Report on Form 8-K Series 2003-QS6
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0000949493
Registrant CIK Number

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

PROCESSED

SIGNATURES

MAR 2 6 2003

THOMSON
FINANCIAL

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 21st day of March, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: _____

Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2003, that the information set forth in this statement is true and complete.

By: _____
(Name)

_____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current)
and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modelling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis,
which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the
value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING CBO PRICING

The security evaluation set forth above has been provided at your request as an accommodation to you. We believe it represents an estimate of value given stable market conditions and adequate time to work an order. However, by providing this information, we are not representing that such evaluation has been confirmed by actual trades or that a market exists or will exit for this security now or in the future. You should understand that our evaluation does not represent a bid by Bear Stearns or any other
person and it may vary from the value Bear Stearns assigns such security while in our inventory. Additionally, you should consider that under adverse market conditions and/or deteriorating credit conditions in the collateral underlying the CBO, a distressed or forced sale of this instrument could result in proceeds that are far less than the evaluation provided.

RLQS6-BURKE

RLQS6-BURKE Class A1 ()   Prorata(YY) Pac Not Avail   <P>

Orig Bal 64,642,131 Fac 1.00000 Coup 2.750 Mat / / Wac- 0.000(0.000) WAM- / (-22839)/ 0

Price/Yield View   Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Mar-2003   **Curve Type:**   Treas Act   **Curve Date:**   21-Mar-2003   **Tranche:**   A1 ( )

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	prepay losses
	1.3400%	1.3400%	1.3400%	1M_LIB
	2.55	2.50	2.22	Avg. Life
	04/03	04/03	04/03	1st Prin
	08/08	08/08	05/07	Last Prin
99: 4	3.1	3.1	3.1	Yield
	2.39	2.35	2.10	Duration
99: 8	3.0	3.0	3.0	Yield
	2.39	2.35	2.10	Duration
99:12	2.9	3.0	3.0	Yield
	2.40	2.35	2.10	Duration
99:16	2.9	2.9	2.9	Yield
	2.40	2.35	2.10	Duration
99:20	2.8	2.8	2.9	Yield
	2.40	2.36	2.11	Duration
99:24	2.8	2.8	2.8	Yield
	2.40	2.36	2.11	Duration
99:28	2.7	2.7	2.7	Yield
	2.40	2.36	2.11	Duration

RLQS6-BURKE

RLQS6-BURKE Class A2 ()   Prorata(TB) Pac Not Avail   <P>

Orig Bal 22,634,334 Fac 1.00000 Coup 4.750 Mat // Wac- 0.000(0.000) WAM- / (-22839)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act **Curve Date:** 21-Mar-2003 **Tranche:** A2 (   )

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	
	1.3400%	1.3400%	1.3400%	prepay losses
	6.41	2.02	1.33	1M_LIB
	04/03	04/03	04/03	Avg. Life
				1st Prin
	10/12	06/06	01/05	Last Prin
100: 4	4.7	4.6	4.4	Yield
	5.31	1.87	1.26	Duration
100: 8	4.7	4.5	4.3	Yield
	5.31	1.88	1.26	Duration
100:12	4.7	4.4	4.2	Yield
	5.31	1.88	1.26	Duration
100:16	4.6	4.4	4.1	Yield
	5.31	1.88	1.26	Duration
100:20	4.6	4.3	4.0	Yield
	5.32	1.88	1.26	Duration
100:24	4.6	4.2	3.9	Yield
	5.32	1.88	1.26	Duration
100:28	4.6	4.2	3.8	Yield
	5.32	1.88	1.26	Duration

Bear, Stearns & Co. Inc.
aburke

RLQS6-BURKE

RLQS6-BURKE Class A4 ()   Prorata(YY) Pac Not Avail   <P>

Orig Bal 41,961,883 Fac 1.00000 Coup 4.250 Mat // Wac- 0.000(0.000) WAM- / (-22839)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Mar-2003   **Curve Type:** Treas Act   **Curve Date:** 21-Mar-2003   **Tranche:** A4 ( )

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	prepay losses
	1.3400%	1.3400%	1.3400%	1M_LIB
	7.81	7.81	5.74	Avg. Life
	08/08	08/08	05/07	1st Prin
	05/15	05/15	09/11	Last Prin
98: 9	4.5	4.5	4.6	Yield
	6.45	6.45	4.96	Duration
98:13	4.5	4.5	4.6	Yield
	6.45	6.45	4.96	Duration
98:17	4.5	4.5	4.5	Yield
	6.45	6.45	4.96	Duration
98:21	4.5	4.5	4.5	Yield
	6.45	6.45	4.96	Duration
98:25	4.4	4.4	4.5	Yield
	6.45	6.45	4.96	Duration
98:29	4.4	4.4	4.4	Yield
	6.46	6.45	4.96	Duration
99: 1	4.4	4.4	4.4	Yield
	6.46	6.46	4.96	Duration

Bear, Stearns & Co. Inc.
aburke

RLQS6-BURKE

RLQS6-BURKE Class A4 ()　　　Prorata(YY) Pac Not Avail　　　<P>

Orig Bal 41,961,883 Fac 1.00000 Coup 4.250 Mat // Wac- 0.000(0.000) WAM- / (-22839)/ 0

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act **Curve Date:** 21-Mar-2003 **Tranche:** A4 (   )

	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	
Price	1.3400%	1.3400%	1.3400%	prepay losses
				1M_LIB
	7.81	7.81	5.74	Avg. Life
	08/08	08/08	05/07	1st Prin
	05/15	05/15	09/11	Last Prin
98: 9	4.5	4.5	4.6	Yield
	6.45	6.45	4.96	Duration
98:13	4.5	4.5	4.6	Yield
	6.45	6.45	4.96	Duration
98:17	4.5	4.5	4.5	Yield
	6.45	6.45	4.96	Duration
98:21	4.5	4.5	4.5	Yield
	6.45	6.45	4.96	Duration
98:25	4.4	4.4	4.5	Yield
	6.45	6.45	4.96	Duration
98:29	4.4	4.4	4.4	Yield
	6.46	6.46	.96	Duration
99: 1	4.4	4.4	4.4	Yield
	6.46	6.46	.96	Duration

RLQS6-BURKE

Floater(SF) Pac Not Avail <P>

RLQS6-BURKE Class A5 0

Orig Bal 22,814,869 Fac 1.00000 Coup 1.640 Mat / / Wac- 0.0000(0.000) WAM- / (-22839)/ 0

1.0000 x 1-mo LIBOR + 0.3000 Cap 8.5000 @ 8.2000 Floor 0.3000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act **Curve Date:** 31-Mar-2003 **Tranche:** A5 ( )

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	prepay losses
	1.3400%	1.3400%	1.3400%	1M_LIB
	2.55	2	2.22	Avg. Life
	04/03	0	04/03	1st Prin
	08/08	0:	05/07	Last Prin
99:18+	1.8	1.8	1.8	Yield
	2.45	2.41	2.15	Duration
99:22+	1.8	1.8	1.8	Yield
	2.46	2.41	2.15	Duration
99:26+	1.7	1.7	1.7	Yield
	2.46	2.41	2.15	Duration
99:30+	1.7	1.7	1.7	Yield
	2.46	2.42	2.15	Duration
100: 2+	1.6	1.6	1.6	Yield
	2.46	2.42	2.15	Duration
100: 6+	1.6	1.6	1.5	Yield
	2.46	2.42	2.15	Duration
100:10+	1.5	1.5	1.5	Yield
	2.47	2.42	2.16	Duration

RLQS6-BURKE

RLQS6-BURKE Class A7 ()   Prorata(YY) Pac Not Avail   <P>

Orig Bal 70,592,117 Fac 1.00000 Coup 1.740 Nct // Wac- 0.000(0.000) WAM- / (-22839)/ 0
1.0000 x 1-mo LIBOR + 0.4000 Cap 8.5000 @ 8.1000 Floor 0.4000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons, Cletn Rt 0%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act **Curve Date:** 31-Mar-2003 **Tranche:** A7 (   )

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	prepay losses
	1.3400%	1.3400%	1.3400%	1M_LIB
	4.26	4.??	3.36	Avg. Life
	04/03	??	04/03	1st Prin
	05/15	09/??	09/11	Last Prin
99:19	1.8	1.8	1.9	Yield
	3.99	3.96	3.20	Duration
99:23	1.8	1.8	1.8	Yield
	3.99	3.96	3.20	Duration
99:27	1.8	1.8	1.8	Yield
	4.00	3.97	3.20	Duration
99:31	1.8	1.8	1.8	Yield
	4.00	3.97	3.20	Duration
100: 3	1.7	1.7	1.7	Yield
	4.00	3.97	3.21	Duration
100: 7	1.7	1.7	1.7	Yield
	4.01	3.98	3.21	Duration
100:11	1.7	1.7	1.6	Yield
	4.01	3.98	3.21	Duration

RLQS6-BURKE

RLQS6-BURKE Class A8 ()　　　Floater(FF Pac Not Avail　　　　<P>

Orig Bal 70,592,117 Fac 1.00000 Coup 6.760 Mat / / Wac- 0.000(0.000) WAM- / (-22839)/ 0
　　-1.0000 x 1-mo LIBOR + 8.1000　Cap 8.1000 @ 0.0000　Floor 0.0000 @ 8.1000

Price/Yield View　Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date:　31-Mar-2003　**Curve Type:**　　Treas Act　**Curve Date:**　21-Mar-2003　**Tranche:**　A8 (　)

Price	rlqs6-burke/v50	rlqs6-burke/v100	rlqs6-burke/v150	prepay losses
				1M_LIB
	1.3400%	1.3400%	1.3400%	Avg. Life
	4.26		3.36	1st Prin
	04/03		04/03	Last Prin
	05/15	05/15	09/11	
12:16	38.5	37.7	33.0	Yield
	1.46	1.49	1.38	Duration
12:20	37.8	37.0	32.3	Yield
	1.48	1.50	1.39	Duration
12:24	37.2	36.4	31.6	Yield
	1.49	1.52	1.41	Duration
12:28	36.5	35.7	31.0	Yield
	1.51	1.54	1.42	Duration
13: 0	35.9	35.1	30.3	Yield
	1.52	1.55	1.44	Duration
13: 4	35.3	34.5	29.6	Yield
	1.54	1.57	1.45	Duration
13: 8	34.7	33.9	29.0	Yield
	1.56	1.58	1.46	Duration

Bear, Stearns & Co. Inc.
dburke
RLQ...

March 21, 2003
12:36PM EST
Page 1 of 1

KE

RLQS6-BURKE Class AB ()

Orig Bal 37,614,546 Fac 1.00000 Coup 5.7

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act **Curve Date:**

Comp(TA) <P>

Wac- 0.000(0.000) WAM- / (-22839)/ 0

'03 Tranche: AB ( )

Price	rlqs6-burke/v50		rlqs			prepay losses	rlqs6-burke/v150	
	1.3400%					1M_LIB	1.3400%	
	14.44					Avg. Life	0.90	
	02/14					1st Prin	07/03	
	05/20					Last Prin	07/04	
99:14	5.8	9.51	6.0	1.2		Yield / Duration	.0	0.85
99:18	5.8	9.51	5.	1.20		Yield / Duration	.9	0.85
99:22	5.8	9.52	5.7	1.2		Yield / Duration	5.7	.85
99:26	5.8	9.52	5.6	1.2!		Yield / Duration	5.0	0.85
99:30	5.8	9.53	5.5	1.21		Yield / Duration	5.4	0.85
100: 2	5.8	9.53	5.4	1.2		Yield / Duration	5.3	.85
100: 6	5.8	9.53	5.3	1.2		Yield / Duration	5.1	.85

Bear, Stearns & Co. Inc.
dburke

RLQS6

RLQS6-BURKE Class AD ()

Orig Bal 13,750,000 Fac 1.00000 Coup 5.75% ...

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn R10%

Settle Date: 31-Mar-2003 **Curve Type:** Treas Act Curve Date:

__Seq(AA)__ <P>

Wac- 0.000(0.000) WAM- / (-22839)/ 0

'03 Tranche: AD (   )

rlqs6-burke/v150	prepay losses
1.3400%	1M_LIB
11.37	Avg. Life
09/11	1st Prin
01/33	Last Prin
	Yield
	Duration
	Yield
	Duration
	Yield
	Duration
	Yield
	Duration
	Yield
	Duration
	Yield
	Duration
	Yield
	Duration

	rlqs6-burke/v50	rlqs6-burke
	1.3400%	1.3..
	26.20	1..
	08/26	
	01/33	
Price		
98:12	5.9 / 13.09	5.9 / 10..
98:16	5.9 / 13.10	5.9 / 10.7.
98:20	5.9 / 13.11	5.9 / 1..
98:24	5.9 / 13.11	5.9 / 10.71
98:28	5.9 / 13.12	5.9 / 10.7.
99: 0	5.9 / 13.13	5.9 / 1..
99: 4	5.9 / 13.14	5. / 1..

Bear, Stearns & Co. Inc.
dburke

RLQS6-   RLQS6-

KE

RLQS6-BURKE Class AE ( )

Orig Bal 31,923,454 Fac 1.00000 Coup 1.990 Ma
1.0000 x 1-mo LIBOR + 0.6500 Cap 8.

_Floater(FS)   <P>
Wac- 0.000(0.000) WAM- / (-22839)/ 0
7.3500 Floor 0.6500 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 31-Mar-2003   **Curve Type:**   Treas Act   **Curve Date:**   2   '03   **Tranche:**   AE ( )

	rlqs6-burke/v50	rlqs6-burk	rlqs6-burke/v150	prepay losses
Price	1.3400%	1.3400	1.3400%	1M_LIB
	8.28	4.61	3.02	Avg. Life
	04/03	04/0.	04/03	1st Prin
	01/33	01/3.	01/33	Last Prin
99:19	2.1	2.1	2.1	Yield
	7.16	4.20	2.83	Duration
99:23	2.0	2.1	2.1	Yield
	7.17	4.20	2.84	Duration
99:27	2.0	2.0	2.1	Yield
	7.18	4.21	2.84	Duration
99:31	2.0	2.0	2.0	Yield
	7.18	4.21	2.84	Duration
100: 3	2.0	2.0	2.0	Yield
	7.19	4.22	2.85	Duration
100: 7	2.0	1.9	1.9	Yield
	7.20	4.2	2.85	Duration
100:11	1.9	1.9	1.9	Yield
	7.21	4.2	2.5	Duration

Bear, Stearns & Co. Inc.
dburke

RLQS6-

<E

RLQS6-BURKE Class AF ()

Orig Bal 31,923,454 Fac 1.00000 Coup 6.510 Mar
-1.0000 x 1-mo LIBOR + 7.8500 Cap 7.

Price/Yield View Fact Thru 09/9999; Hist Coupons; Cletn Rt 0%

Settle Date: 31-Mar-2003 Curve Type: Treas Act Curve Date: 2

Inverse IO(FS) <P>
Vac- 0.000(0.000) WAM- / (-22839)/ 0
0.0000 Floor 0.5000 @ 7.3500

003 Tranche: AF ( )

	Price	rlqs6-burke/v50	rlqs6-burke	rlqs6-burke/v150
prepay losses				
1M_LIB		1.3400%	1.3400%	1.3400%
Avg. Life		8.28	4.61	3.02
1st Prin		04/03	04/03	04/03
Last Prin		01/33	01/33	01/33
Yield	10:24	56.1	44.5	.9
Duration		1.31	1.?3	.34
Yield	10:28	55.2	43.6	.1
Duration		1.33	1.35	1.36
Yield	11:0	54.4	42.8	.2
Duration		1.35	1.?7	.38
Yield	11:4	53.5	42.0	.4
Duration		1.37	1.39	1.40
Yield	11:8	52.7	41.2	.6
Duration		1.39	1.41	1.42
Yield	11:12	51.9	40.?	2.9
Duration		1.40	1.??	1.14
Yield	11:16	51.2	39.?	.1
Duration		1.42	1.??	.6

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